SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                              _______________

                                 FORM 11-K


                              ANNUAL REPORT
                    PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


     [ X ]     Annual Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934
                  For the fiscal year ended December 27, 1997

                                    OR


     [   ]   Transition Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934
                   For the transition period ________________

                             VSE CORPORATION
                                EMPLOYEE
                              ESOP/401(k)
                                  PLAN
                        (Full Title of the Plan)


                             VSE Corporation
                          2550 Huntington Avenue
                        Alexandria, Virginia  22303
                       (Name and Address of Issuer)

Required information

        The VSE Corporation ESOP/401(k) Plan (the Plan ) is subject to ERISA and the financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

        Financial Statement
        -------------------
        Statements of Net Assets Available for Benefits as of
        December 27, 1997 and 1996

        Statements of Changes in Net Assets Available for Benefits for the years ended December 27, 1997 and 1996

        Notes to Financial Statements as of December 27, 1997 and 1996

EXHIBITS

        None


                                    SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                           VSE CORPORATION EMPLOYEE ESOP 401(k)
                           PLAN

                           By:   /s/ M. A. Robin
                                -----------------
                                M. A. Robin
                                Senior Vice President, Director of Human
                                Resources, Trustee

            VSE Corporation Employee
            ESOP 401(k) Plan

            Financial Statements
            As of December 27, 1997 and 1996
            Together With Auditors' Report

                    Report of Independent Public Accountants


To the Trustees of the
VSE Corporation Employee ESOP/401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the VSE Corporation Employee ESOP/401(k) Plan (the "Plan") as of December 27, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements, and the schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express and opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 27, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes (Exhibit A) and Reportable Transactions (Exhibit B) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    /s/  Arthur Andersen LLP

Washington, D.C.
June 11, 1998

                          CONTENTS



DESCRIPTION                                                     PAGE
-----------                                                     ----

Statements of Net Assets Available for Benefits as of
  December 27, 1997 and 1996                                       1


Statements of Changes in Net Assets Available for Benefits
  for the Years Ended December 27, 1997 and 1996                   2

Notes to Financial Statements as of December 27, 1997 and 1996     3


Schedule of Assets Held for Investment Purposes as of
  December 27, 1997 (Exhibit A)                                   10


Schedule of Reportable Transactions for the Year Ended
  December 27, 1997 (Exhibit B)                                   11





            SCHEDULES OMITTED AS NOT APPLICABLE
            FOR THE YEAR ENDED DECEMBER 27, 1997


DESCRIPTION
-----------

Schedule of Loans or Fixed-Income Obligations

Schedule of Leases in Default or Classified as Uncollectible

Schedule of Nonexempt Transactions

PAGE

                     VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN
                              STATEMENTS OF NET ASSETS
                               AVAILABLE FOR BENEFITS
                                 AS OF DECEMBER 27

                                                      1997             1996
                                                 -------------   -------------
ASSETS
Investments at fair value
  VSE Corporation common stock
      PAYSOP/ESOP                                $   6,460,403   $   9,184,643
      401(k) Stock Fund                              1,309,928       1,794,271
  Mutual funds
      George Putnam Fund of Boston                   2,856,620       3,136,380
      Putnam Fund for Growth and Income              1,787,372       1,269,934
      Putnam Global Growth Fund                        780,774         739,309
      Putnam Voyager Fund                            3,965,341       3,387,602
      Putnam Diversified Income Trust                1,365,652       1,040,728
      Putnam Asset Allocation Fund
          - Conservative Portfolio                           -         231,533
                                                 -------------   -------------
                                                    18,526,090      20,784,400

Investments at contract value
  Putnam Stable Value Fund                           3,452,304       3,843,922
  Notes receivable                                     478,989         637,540
  Cash surrender value of life
      insurance policies                                97,491         127,172
                                                 -------------   -------------
      Total investments                             22,554,874      25,393,034

Cash, principally in interest-bearing accounts          88,325          69,188
Other receivables                                        2,242          50,992
                                                 -------------   -------------
      Total assets                                  22,645,441      25,513,214

LIABILITIES


Due to VSE                                             686,106         376,253
Other liabilities                                        5,015           5,015
                                                 -------------   -------------
      Total liabilities                                691,121         381,268
                                                 -------------   -------------
NET ASSETS AVAILABLE FOR BENEFITS                $  21,954,320   $  25,131,946
                                                 =============   =============

The accompanying notes are an integral part of these financial statements.

                                     1

                   VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN
                      STATEMENTS OF CHANGES IN NET ASSETS
                            AVAILABLE FOR BENEFITS
                        FOR THE YEARS ENDED DECEMBER 27

                                                      1997             1996
                                                 -------------   -------------
INCREASES

Contributions (Note 1)
  Employee Stock Ownership Plan                  $     370,146   $     374,737
  401(k)                                             1,880,177       1,690,543
Income from investments
  Interest                                              39,179          51,899
  Dividends                                          1,167,072       1,096,165
  Net realized/unrealized (losses) gains
      on investments (Note 2)                       (2,313,071)      3,452,070
                                                 -------------   -------------
                                                     1,143,503       6,665,414
                                                 -------------   -------------

DECREASES

Insurance premiums                                       2,366           2,731
Decrease in cash surrender value of life
    insurance policies                                  29,681           9,247
Distributions to participants                        4,289,082       4,636,747
                                                 -------------   -------------
                                                     4,321,129       4,648,725
                                                 -------------   -------------
NET (DECREASE) INCREASE                             (3,177,626)      2,016,689

BEGINNING NET ASSETS AVAILABLE
  FOR BENEFITS                                      25,131,946      23,115,257
                                                 -------------   -------------
ENDING NET ASSETS AVAILABLE
  FOR BENEFITS                                   $  21,954,320   $  25,131,946
                                                 =============   =============

The accompanying notes are an integral part of these financial statements.

                                     2

            VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN

                  NOTES TO FINANCIAL STATEMENTS

                AS OF DECEMBER 27, 1997 AND 1996


1. DESCRIPTION OF THE PLAN

Internal Revenue Service (IRS) Qualification
--------------------------------------------

The VSE Corporation Employee ESOP/401(k) Plan (the "Plan") was adopted by the Board of Directors of VSE Corporation (the "Company") in 1984. The Internal Revenue Service has determined and informed the Company by a letter dated April 29, 1996 that the Plan, as amended through December 21, 1995, is designed in accordance with Internal Revenue Code Section ("IRC") 401. The Plan trustees believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Plan Administration
-------------------

Putnam Investments ("Putnam") serves as third party plan administrator. Putnam provides fund investments through the Putnam Fiduciary Trust Company and provides daily recordkeeping services for the Plan. Certain officers and/or employees serve as trustees (the "Trustees") of the Plan.

Eligibility
-----------

Effective January 1, 1997, employees attaining age 18 are eligible to participate in the Plan on the first day of the month after commencing employment.

Contributions
-------------

The Company may elect to make a contribution  to the Plan principally  for the purchase of Company stock on behalf of each participant based upon a percentage of each participant's compensation in the plan year or other
uniform formula.   This  contribution is  allocated to  each  participant's
account on the last day of the plan year (December 27) unless the employee returns a signed waiver of participation to the Trustees. The Company stock is purchased and held by the Plan for the participants, and each participant is entitled to certain stockholder rights. For the plan years ended December 27, 1997 and 1996, the Company elected to make a contribution equal to two percent of each participant's annual compensation, subject to Plan provisions.


                                     3


Employee Stock Ownership Plan ("ESOP") contributions are subject to a graded vesting schedule: 20 percent vested after three years of service, then increasing in 20 percent increments to 100 percent vested after seven years. Any forfeitures of nonvested benefits are recognized after the terminated participant has incurred a one-year break in service (as defined in the Plan), with the forfeiture applied to reduce the Company's contribution in subsequent years. Total forfeitures applied as a reduction of the Company's contribution were $154,786 and $133,123 for 1997 and 1996, respectively.

Participants may also elect to defer a portion of earnings into the Plan each pay period pursuant to Section 401(k) of the Internal Revenue Code.
The minimum salary  deferral is  $10 per pay  period.   The maximum salary
deferral depends upon participation levels and Federal guidelines.


Distributions
-------------

Participants (or their beneficiaries) are eligible to receive Plan benefits upon retirement, disability, termination of employment, or death. Benefits are generally paid following termination of employment. Participants generally receive benefits in a lump sum. Distributions are typically made in cash from liquidation of the participant's account or from the Plan's repurchase of the individual account balance.

The Plan permits participants to borrow against their respective 401(k) accounts, subject to Plan provisions and procedures prescribed by the Trustees. After-tax repayments of principal and interest are credited to the participant's account. Loans are reflected in the Statement of Net Assets Available for Benefits as notes receivable. Participants may apply in certain limited situations to withdraw funds from their 401(k) accounts due to a qualifying financial hardship, in accordance with IRS regulations.

Ownership Rights (Vesting)
--------------------------

Participants are 100 percent vested in their 401(k) salary deferral contributions and their Payroll-based Stock Ownership Plan ("PAYSOP") contributions. No contributions have been made to the PAYSOP since 1986. All contributions to the ESOP, which began in 1987, are subject to a graded vesting schedule as described in the subsection "Contributions" within this note.

Termination
-----------

In the event of Plan termination, each participant is fully vested in amounts held within the Plan for the participant's benefit.

Plan Continuation
-----------------

The Company expects to continue the Plan indefinitely, but reserves the right to change, modify, or discontinue it in whole or in part at any time, subject to the provisions of ERISA. However, no such action will divest a participant of the vested rights and benefits provided by contributions allocated to the participant's account.


                                     4

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments
-----------

Participants direct the investment of their respective 401(k) accounts among the investment options available under the Plan. Marketable securities, excluding Company stock, and mutual funds, excluding the Putnam Stable Value Fund, are valued at quoted market prices as of December 27, 1997 and 1996, or as of the closest preceding day on which a transaction occurred. Company stock is purchased in the over-the-counter market or from stockholders. To minimize potential price fluctuations, as the Company's stock is thinly traded, the Plan uses the average closing price over the previous 30 days to value Company stock. The Putnam Stable Value Fund consists primarily of a diversified portfolio of fixed-income investments which provide a fixed rate of return for a specified time period. The assets of the Putnam Stable Value Fund are stated at contract value.

Dividends and realized capital gains on all mutual fund and VSE stock investments are reinvested.

Life insurance offered under the Plan builds cash value as determined by the insurance carrier. In accordance with Federal regulations, no more than 25 percent of a participant's contributions for the plan year may be invested in life insurance. On August 12, 1994, an Order of Rehabilitation was placed on the assets of Confederation Life Insurance Company. As a result of this court order, Confederation Life policies were subject to certain restrictions, such as access to surrender values, until a rehabilitation plan was approved and put into effect. On October 23, 1996, the Plan of Rehabilitation for Confederation Life Insurance Company was confirmed and the Confederation policies were assumed by Pacific Mutual Life Insurance Company ("Pacific Mutual") effective, June 1, 1997. Participants were given the option to "Opt-in" to the assumption agreement and have their policies restructured and assumed by Pacific
Mutual, or to terminate coverage. For the plan year ended December 27, 1997, the Plan owned 15 Pacific Mutual policies with a total cash value of $90,735.

Participants may redirect the investment of their salary deferral contributions through Putnam on a daily basis. A participant may also elect to transfer funds from one Putnam mutual fund into another Putnam fund option on a daily basis.

The following investments exceed 5% of net assets as of December 27, 1997:

          VSE Corporation Common Stock                    $7,770,331
          Putnam Voyager Fund                              3,965,341
          Putnam Stable Value Fund                         3,452,304
          George Putnam Fund of Boston                     2,856,620
          Putnam Fund for Growth and Income                1,787,372
          Putnam Diversified Income Trust                  1,365,652
          Other                                            1,357,254
                                                         -----------
          Total Investments                              $22,554,874
                                                         ===========


The Plan's investment in Company stock at December 27 is presented in the following table:

                            1997                      1996
                    Allocated  Unallocated    Allocated  Unallocated
                    ---------  ------------  ----------- -----------
Number of Shares       740,720       75,491      799,185      42,756
                    ==========     ======== ============    ========
            Cost    $4,105,241     $418,388   $4,432,554    $237,139
                    ==========     ========  ===========    ========
          Market    $7,155,541     $614,790  $10,421,372    $557,542
                    ==========     ========  ===========    ========


Due to Participants
-------------------

In accordance with generally accepted accounting principles, amounts allocated to withdrawing participants' accounts are not reported as liabilities on the Statement of Net Assets Available for Benefits. The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 (Annual Return/Report of Employee Benefit Plan:)

                                                   December 27
                                                1997         1996
                                                ----         ----

Net assets available for benefits
     per the financial statements           $21,954,320  $25,131,946
Amounts allocated to withdrawing
     participants                              (215,223)    (329,086)
                                            -----------  -----------
Net assets available for benefits
     per Form 5500                          $21,739,097  $24,802,860
                                            ===========  ===========


The following is a reconciliation of benefits paid to participants per the financial statements to IRS Form 5500:


                                             Year ended December 27,
                                                1997         1996
                                                ----         ----

Benefits paid to participants per the
       financial statements                 $ 4,289,082  $ 4,636,747
Add:   Amounts allocated to withdrawing
       participants at December 27, 1997
       and 1996, respectively                   215,223     329,086
Less:  Amounts allocated to withdrawing
       participants at December 27, 1996
       and 1995, respectively                  (329,086)          0
                                             ----------  ----------
Benefits paid to participants per
       Form 5500                            $ 4,175,219  $ 4,965,833
                                            ===========  ===========

                                     6


Realized and Unrealized Gains and Losses
----------------------------------------

To comply with Department of Labor regulations, the Plan has calculated realized and unrealized gains and losses based on the value of investments at the beginning of the plan year or at the time of purchase during the plan year. Realized gains on Company stock were $0 and $50,418, and on mutual fund shares were $497,782 and $416,944, for the plan years ended December 27, 1997 and 1996, respectively. Unrealized (losses)/gains of $(2,864,501) and $2,771,933 were recorded for Company stock, and unrealized gains of $53,648 and $212,775 were recorded for mutual fund shares, respectively, for the plan years ended December 27, 1997 and 1996.

Reclassifications
-----------------

Certain amounts in the prior year's financial statements have been reclassified to conform with the current year presentation.


3.  REPORTABLE TRANSACTIONS

The Plan reports each transaction or series of transactions involving the purchase or sale of assets exceeding five percent of Plan assets as of the beginning of the plan year. Reportable transactions for the plan year ended December 27, 1997, are included in Exhibit B.

Party-in-interest Transactions
------------------------------

The Plan may execute certain transactions in Company stock through Wachtel & Co., Inc., and Koonce Securities, Inc., which have representatives serving on the Company's Board of Directors. The Trustees are of the opinion that transactions are made on terms equivalent to those otherwise available from other brokers or financial institutions. There were no such transactions for the plan year ended December 27, 1997.

Certain investments are managed by Putnam through the Putnam Fiduciary Trust Company. Putnam is a third party administrator as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. There are no sales commissions on the purchase or sale of Putnam mutual funds.


4.  EMPLOYER SECURITIES

Section 407(b) of ERISA permits the Plan to hold an investment in Company stock in excess of ten percent of the fair market value of the Plan's assets.

Acquisition Loans
-----------------

The Trustees may enter into non-interest bearing advances (loans) to finance the acquisition of Company stock for the ESOP. For the plan years ended December 27, 1997 and 1996, the loan balance was $680,000 and $350,000, respectively. In 1997 and 1996 the Plan entered into $330,000 and $350,000 loan agreements with the Company, respectively. The proceeds of these advances were used to purchase the Company's common stock from terminating participants.

                                     7

The loan agreement provides for repayment by September 30, 1998 or as market conditions permit. The loan agreements are unsecured and do not require the payment of interest.

Diversification
---------------

Participants who are 55 and have ten years of participation are eligible to diversify up to twenty-five percent of their ESOP account balance which is held in Company stock. This diversification option was inadvertently not offered to certain participants as of December 28, 1996. These participants have been notified and the Trustees and the Company are in the process of resolving this matter by providing the comparable benefits that would have been available had diversification been offered on a timely basis. Any additional contributions which may result to such participants will be made by the Company with no impact on the Plan or other participants.


5.  ADMINISTRATIVE EXPENSES

The administrative expenses of the Plan are paid by the Company.


6.  DETAIL OF SIGNIFICANT ACCOUNT BALANCES BY INVESTMENT ALTERNATIVE

The Plan provides for participant-directed account balances. The summary of significant account balances by investment alternative as of December 27, 1997, and for the year then ended is detailed in the chart on the following page.


                                     8

                     VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN
         SUMMARY OF SIGNIFICANT ACCOUNT BALANCES BY INVESTMENT ALTERNATIVE
                  AS OF AND FOR THE YEAR ENDED DECEMBER 27, 1997

                                                                 Participant Directed
                                  -------------------------------------------------------------------------
                                                                      Mutual Funds
                                               ------------------------------------------------------------
                                                                   Putnam Investments
                                    Putnam     ------------------------------------------------------------
                                    Stable      George      Growth       Global                 Diversified
                                    Value       Putnam    and Income     Growth     Voyager    Income Trust
                                    -----       ------    ----------     ------     -------    ------------
Investments at fair value        3,452,304    2,856,620   1,787,372      780,774   3,965,341    1,365,652

Investment income
  Interest (A)                           -            -           -            -           -            -
  Dividends                        208,314      278,641     233,257            -     247,985       79,923
  Unrealized gains/(losses)              -       15,898     (23,608)    (136,510)    197,895       12,405
  Realized gains                        31      191,808      64,763       24,865     197,739        6,626

Participant contributions          227,291      181,355     382,821      296,452     666,322       94,694

Distributions to participants (B)  819,073      624,822     296,270      113,936     563,947      167,628


(A)  Interest income above differs from the statement of changes in net assets available for benefits by $53, which represents interest earned from the Plan's operating cash accounts.
(B)  Distributions to participants above differs from the statement of changes in net assets available for benefits by $5,075, which represents Putnam transaction fees.



                                     9


                     VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN
         SUMMARY OF SIGNIFICANT ACCOUNT BALANCES BY INVESTMENT ALTERNATIVE
                  AS OF AND FOR THE YEAR ENDED DECEMBER 27, 1997

                                              Particpant                           Non-Participant
                                               Directed                               Directed                  Total
                                ----------------------------------------       ---------------------------    ----------
                                                                                                 Putnam
                                Life Insurance    Notes      VSE Corp.          VSE Corp.         Asset
                                   Policies     Receivable  Common Stock       Common Stock     Allocation
                                   --------     ----------  ------------       ------------     ----------
Investments at fair value          97,491        478,989    1,309,928           6,460,403              -     22,554,874

Investment income
  Interest (A)                          -         39,126           -                   -               -         39,126
  Dividends                             -              -      19,814              99,139               -      1,167,073
  Unrealized gains/(losses)             -              -    (484,343)         (2,380,159)        (12,431)    (2,810,853)
  Realized gains                        -              -           -                   -          11,950        497,782

Participant contributions           2,366              -       28,876                  -               -      1,880,177

Distributions to participants (B)       -        170,248      194,075          1,331,289           2,719      4,284,007


(A)  Interest income above differs from the statement of changes in net assets available for benefits by $53, which represents interest earned from the Plan's operating cash accounts.
(B)  Distributions to participants above differs from the statement of changes in net assets available for benefits by $5,075, which represents Putnam transaction fees.



                                     9


                      VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN        EXHIBIT A
                   SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               AS OF DECEMBER 27, 1997

                                                                   Contract or
Description                                            Cost        Fair Value
-----------                                      -------------   -------------
VSE Corporation common stock
     * PAYSOP/ESOP                               $   3,852,363   $   6,460,403
     * 401(k) Stock Fund                               671,266       1,309,928
Mutual funds
     * George Putnam Fund of Boston                  2,412,410       2,856,620
     * Putnam Fund for Growth and Income             1,684,742       1,787,372
     * Putnam Global Growth Fund                       872,153         780,774
     * Putnam Voyager Fund                           3,390,789       3,965,341
     * Putnam Diversified Income Trust               1,300,054       1,365,652
                                                 -------------   -------------
                                                 $  14,183,777   $  18,526,090
                                                 -------------   -------------
Fixed Income Investments
     * Putnam Stable Value Fund                      3,452,304       3,452,304
                                                 -------------   -------------
Total Fixed Income Investments                       3,452,304       3,452,304
                                                 -------------   -------------
Notes receivable - loans to participants
      (interest rates vary from 6.0% to 9.0% with
       maturities of 1 to 4 years)                     478,989         478,989
                                                 -------------   -------------
Life insurance policies (at cash surrender value)
      Pacific Mutual Life Insurance Company                             90,735
      Lincoln National Life Insurance Company                            6,756
                                                                 -------------
                                                                 $  22,554,874
                                                                 =============
* Party-in-interest.



The accompanying notes are an integral part of this schedule.


                                     10

                   VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN        EXHIBIT B
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 27, 1997


                                                        Sales
  Description                 Purchases    Proceeds      Cost      Gain/(Loss)
  -----------                 ---------   ----------     -----     ----------
  Mutual funds
  ------------
* George Putnam Fund
   of Boston                   $625,891   $1,113,358     $921,550    $191,808

* Putnam Voyager Fund        $1,418,083   $1,235,977   $1,038,238    $197,739

* Putnam Fund for
   Growth and Income         $1,287,318     $811,035     $746,272     $64,763


 Collective investment trust
 ---------------------------
* Putnam Stable Value Fund   $1,777,918   $2,169,567    $2,169,567         $0

* Party-in-interest.


The accompanying notes are an integral part of this schedule.


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